Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Reports Preliminary First Quarter Production of 55,480 Gold Equivalent Ounces at
Cash Costs of $426 per Ounce

Halifax, April 14, 2009: Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): Gammon is pleased to report preliminary Q1, 2009 operating results as highlighted below:

Consolidated Highlights

	OCAMPO		EL CUBO		CONSOLIDATED
	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008
Gold ounces produced	28,356	22,779	8,473	10,320	36,829	33,099
Silver ounces produced	989,038	843,462	362,262	467,509	1,351,300	1,310,971
Gold equivalent ounces produced	41,997	38,712	13,483	19,234	55,480	57,946
Gold ounces sold	25,990	21,527	8,609	9,928	34,599	31,455
Silver ounces sold	904,800	796,460	369,696	452,134	1,274,496	1,248,594
Gold equivalent ounces sold	38,487	36,567	13,720	18,532	52,207	55,099
Total cash costs per gold equivalent ounce	$391	$462	$524	$549	$426	$491
Total cash costs per gold ounce	$140	$130	$290	$220	$177	$158
Gold to Silver Ratio	72.23	52.13	70.09	52.85	71.47	52.42
Realized Gold Price	$909	$921	$889	$939	$903	$928
Realized Silver Price	$12.58	$17.67	$12.69	$17.77	$12.63	$17.69
Gold equivalent ounces produced (55:1)*	46,338	38,115	15,060	18,820	57,772	56,935
Total cash costs per gold equivalent ounce (55:1)*	$354	$469	$469	$561	$385	$500

* Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

  Consistent with previously provided guidance, first quarter production of 55,480 gold equivalent ounces was similar to production levels in Q3, 2008 with established operating performance levels meeting those targeted in the Company’s full year guidance.

  First quarter cash costs of $426 per gold equivalent ounce were significantly lower than the prior year corresponding period, which together with Ocampo’s expanding productivity profile, positions the Company well for meeting the cost performance levels targeted in the Company’s full year guidance.

  Quarterly production is expected to grow significantly as a result of the strategic decision to accelerate the commissioning of the Phase II mill expansion at Ocampo in Q1, 2009. Accordingly, mill utilization in January and February was reduced to between 84% and 88%, so that the mill circuit could be upgraded, including electrics, additional pumps, pumping circuits and process controls to handle the increased flows.

  Since commissioning the Phase II mill expansion at Ocampo on March 4, the mill has averaged 2,780 tonnes per day to March 31, at the top-end of the targeted throughput processing level.

  Low grade ores were processed during the initial phase of the Ocampo Phase II commissioning until late March so that the circuit could be stabilized without jeopardizing recoveries. Head grades returned to normal levels thereafter and the mill facility alone recovered an average of over 340 ounces a day of gold and 12,870 ounces of silver per day for the last 7 operating days of March.

  The gravity circuit equipment associated with Phase III of the Ocampo mill expansion has arrived on site and is currently being installed.

  A total of 23,284 metres of exploration drilling has been completed at Ocampo during the quarter. In addition, 2,158 metres of exploration and ore development has been completed during the same period. Currently 4 drills are on site, which is anticipated to grow to 7 or 8 drills during the second quarter.

  The first exploration drill hole in 2009 on the Altagracia Target (east-southeast extension of the Ocampo Picacho open pit) returned 16.5 metres at 6.52 grams per tonne gold and 59.1 grams per tonne silver for 7.60 grams per tonne gold equivalent, including 9.0 metres at 11.32 grams per tonne gold and 90.7 grams per tonne silver for 12.97 grams per tonne gold equivalent, less than 40 metres below surface.

"As targeted, quarterly production was in line with the Q3, 2008 period despite the required downtime on milling operations and the intentional processing of lower grade materials to effect the accelerated commissioning of the Phase II mill expansion. The expanded mill is now fully commissioned and is performing to design specifications, which together with the in-process Phase III mill expansion, is expected to significantly benefit future quarterly performance levels. Equally important, Company wide cash costs at our 55:1 long term gold equivalency guidance reduced by 23% from the same period in 2008. This performance continues to strengthen the Company’s financial foundation and for the sixth consecutive quarter we will be reporting robust positive operating cash flows from consolidated operations which strongly underpins our objective to continue operating as an internally funded business model." stated René Marion, Gammon’s Chief Executive Officer.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, any decrease in cash costs for Q4 2008 and full year 2008 resulting from a reversal of the mark-to-market valuation adjustment made in Q3 2008, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase II mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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